 Exhibit 99.1

News Release

B2Gold Reports Strong Fourth Quarter and Full-Year 2019 Results and

Record 2019 Annual Gold Production of 980,219 Oz;

Declares Dividend for First Quarter 2020

Vancouver, February 27, 2020 - B2Gold Corp. (TSX: BTO, NYSE AMERICAN: BTG, NSX: B2G) (“B2Gold” or the “Company”) is pleased to announce its operational and financial results for the fourth quarter and full-year ending December 31, 2019. The Company previously released its gold production and gold revenue results for the fourth quarter and full-year 2019, in addition to its production and budget guidance for 2020 (see news release dated 1/15/2020). In 2020, the Company is forecasting total gold production of between 1,000,000 and 1,055,000 ounces. All dollar figures are in United States dollars unless otherwise indicated.

2019 Fourth Quarter Highlights

•	Consolidated gold production of 234,416 ounces (including 6,010 ounces from discontinued operations)(1) and total gold production of 245,140 ounces (including 10,724 attributable ounces from Calibre)(2)
•	Consolidated gold revenues from continuing operations of $314 million (an increase of $83 million or 36% over the fourth quarter of 2018) on sales of 211,800 ounces; adjusted consolidated gold revenues (see “Non-IFRS Measures”) of $324 million on sales of 218,437 ounces, including gold sales from the discontinued operations
•	Consolidated cash operating costs (see “Non-IFRS Measures”) of $467 per ounce produced ($479 per ounce sold); consolidated all-in sustaining costs (“AISC”) (see “Non-IFRS Measures”) of $882 per ounce sold
•	Consolidated cash flow provided by operating activities of $145 million (including $2 million from discontinued operations), an increase of $71 million or 96% over the fourth quarter of 2018
•	Net income attributable to the shareholders of the Company of $177 million ($0.17 per share); adjusted net income (see “Non-IFRS Measures”) attributable to the shareholders of the Company of $69 million ($0.07 per share)

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•	In December 2019, the Fekola Mine exceeded one million ounces of gold production (since the commencement of ore processing in September 2017), achieving this milestone a full year ahead of the original production schedule
•	On January 21, 2020, B2Gold announced positive results from the updated preliminary economic assessment (“Gramalote PEA”) for the Gramalote Ridge deposit at the joint venture Gramalote Project in Colombia and plans to complete a final feasibility study by December 31, 2020
•	On February 27, 2020, B2Gold’s Board of Directors declared a quarterly cash dividend of $0.01 per common share, payable on March 23, 2020 to shareholders of record as of March 9, 2020

2019 Full-Year Highlights

•	Record annual consolidated gold production of 969,495 ounces (including 118,379 ounces from discontinued operations) or 980,219 ounces (including 10,724 attributable ounces from Calibre), which exceeded the upper end of the Company’s guidance range (of between 935,000 and 975,000 ounces), and marks the eleventh consecutive year that B2Gold achieved record annual consolidated gold production
•	Annual gold production from the Fekola Mine, Masbate Mine and Otjikoto Mine all exceeded the upper end of their respective 2019 production guidance range
•	Consolidated gold revenues from continuing operations of $1,156 million (an increase of $105 million or 10% over 2018) on sales of 827,800 ounces; adjusted consolidated gold revenues (see “Non-IFRS Measures”) of $1,318 million on sales of 943,465 ounces, including gold sales from discontinued operations
•	Consolidated cash operating costs of $512 per ounce produced ($519 per ounce sold), beating guidance (of between $520 and $560 per ounce); consolidated AISC of $862 per ounce sold, near the mid-point of the guidance range (of between $835 and $875 per ounce)
•	Consolidated cash flow provided by operating activities of $492 million (including $43 million from discontinued operations)
•	Net income attributable to the shareholders of the Company of $293 million ($0.29 per share); adjusted net income attributable to the shareholders of the Company of $238 million ($0.23 per share)
•	On March 26, 2019, the Company announced positive results from the Expansion Study Preliminary Economic Assessment for the Fekola Mine (“Fekola PEA”), including significant estimated increases in average annual gold production to over 550,000 ounces per year during the five-year period 2020-2024, and is proceeding with an expansion project to increase Fekola’s processing throughput by 1.5 million tonnes per annum (“Mtpa”) to 7.5 Mtpa, scheduled to be completed by the end of the third quarter of 2020
•	Following a very successful year for exploration in 2019, B2Gold is planning another year of aggressive exploration in 2020 with a budget of approximately $51 million
•	For 2020, B2Gold remains well positioned for continued strong operational and financial performance with production guidance of between 1,000,000 and 1,055,000 ounces of gold (including attributable ounces of between 45,000 and 50,000 from Calibre) with forecast cash operating costs of between $415 and $455 per ounce and AISC of between $780 and $820 per ounce
•	Based on current assumptions, including a gold price of $1,500 per ounce, the Company expects to generate cashflows from operating activities of approximately $700 million in 2020 and to repay the remaining outstanding balance of its revolving credit facility (“RCF”) of $200 million in 2020

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•	Based on current operating plans, over a five-year outlook from 2020 to 2024, annual consolidated gold production is forecast to average 950,000 ounces with AISC averaging $825 per ounce

(1)	On October 15, 2019, B2Gold and Calibre Mining Corp. (“Calibre”) completed the transaction where B2Gold restructured its interests in, and Calibre acquired, the El Limon and La Libertad mines. Accordingly, for the period from January 1, 2019 to October 14, 2019, for financial reporting purposes, the Company has classified the El Limon and La Libertad mines’ production and results as discontinued operations.
(2)	Commencing from October 15, 2019, B2Gold applies the equity method of accounting for its ownership interest in Calibre (approximately 34%) and reports its attributable share of Calibre production ounces as part of its total production results.

2019 Full-Year and Fourth Quarter Operational Results

For B2Gold, 2019 was another solid year of operational performance, with the achievement of B2Gold’s eleventh consecutive year of record annual consolidated gold production. For full-year 2019, B2Gold’s consolidated gold production was an annual record 969,495 ounces (including 118,379 ounces from discontinued operations). Including attributable ounces from Calibre (10,724 ounces for the stub period October 15, 2019 to December 31, 2019), consolidated gold production was 980,219 ounces, exceeding the upper end of the Company’s guidance range (of between 935,000 and 975,000 ounces). The Fekola Mine in Mali continued to outperform expectations in 2019 and exceeded the upper limit of its increased production guidance range (of between 445,000 and 455,000 ounces) with gold production of 455,810 ounces. The Masbate Mine in the Philippines delivered another very strong year in 2019, producing an annual record 217,340 ounces of gold, also exceeding the upper limit of its guidance range (of between 200,000 and 210,000 ounces). In addition, the Otjikoto Mine in Namibia had another solid year in 2019, producing 177,966 ounces of gold, also exceeding the upper limit of its guidance range (of between 165,000 and 175,000 ounces).

In the fourth quarter of 2019, B2Gold’s consolidated gold production was 234,416 ounces (including 6,010 ounces from discontinued operations). Including attributable ounces from Calibre (10,724 ounces for the stub period October 15, 2019 to December 31, 2019), the Company’s total gold production for the fourth quarter of 2019 was 245,140 ounces. Gold production from the Company's continuing operations exceeded budget in the fourth quarter of 2019 by approximately 13,000 ounces, mainly due to the continued higher throughput at Fekola and high-grade ore production from the Wolfshag Pit at Otjikoto.

The Company’s full-year 2019 consolidated cash operating costs (including discontinued operations and the Company's attributable share of Calibre's results) were $512 per ounce produced ($519 per ounce sold), beating guidance (of between $520 and $560 per ounce). Consolidated AISC (including discontinued operations and the Company's attributable share of Calibre's results) were $862 per ounce sold, near the mid-point of the guidance range (of between $835 and $875 per ounce).

In the fourth quarter of 2019, consolidated cash operating costs (including discontinued operations and the Company's attributable share of Calibre's results) were $467 per ounce produced ($479 per ounce sold), in-line with or slightly lower than plan, and consolidated AISC were $882 per ounce sold. AISC for the fourth quarter of 2019 included timing differences related to the catch up of budgeted sustaining capital at Fekola and pre-stripping costs for Wolfshag Phase 3 at Otjikoto, both of which were delayed from earlier quarters in 2019. AISC for the fourth quarter of 2019, also included higher than budgeted royalties and production taxes (approximately $4 million) due to higher than budgeted realized gold prices and production.

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Looking forward to 2020, B2Gold remains well positioned for continued strong operational and financial performance with consolidated gold production forecast to be in the range of between 955,000 and 1,005,000 ounces. Including the Company’s share (34%) of attributable ounces projected from Calibre’s El Limon and La Libertad mines (of between 45,000 and 50,000 ounces), the Company’s total gold production is expected to be between 1,000,000 and 1,055,000 ounces in 2020.

With higher gold production forecast for 2020, continued cost controls and the sale of the Company’s higher-cost Nicaraguan mines completed, the Company’s consolidated cash operating costs per ounce and AISC per ounce are both projected to further decrease in 2020. The Company’s consolidated cash operating costs (including the Company's attributable share of Calibre's results) are forecast to significantly decrease in 2020 (by approximately 15% compared to 2019) and be between $415 and $455 per ounce. The Company’s consolidated AISC (including the Company's attributable share of Calibre's results) are forecast to be between $780 and $820 per ounce, approximately 7% lower than in 2019.

Based on current operating plans, over a five-year outlook from 2020 to 2024, annual consolidated gold production is forecast to average 950,000 ounces with AISC averaging $825 per ounce.

2019 Full-Year and Fourth Quarter Financial Results

For full-year 2019, consolidated gold revenue from continuing operations was $1,156 million on sales of 827,800 ounces at an average price of $1,396 per ounce compared to $1,051 million on sales of 833,696 ounces at an average price of $1,261 per ounce in 2018. The $105 million (10%) increase in gold revenue was mainly attributable to a 10% increase in the average realized gold price. Including El Limon and La Libertad (discontinued operations), consolidated gold revenue was an annual record of $1,318 million on sales of 943,465 ounces at an average realized price of $1,397 per ounce.

For the fourth quarter of 2019, consolidated gold revenue from continuing operations was $314 million on sales of 211,800 ounces at an average price of $1,481 per ounce compared to $231 million on sales of 188,029 ounces at an average price of $1,228 per ounce in the fourth quarter of 2018. The significant increase in gold revenue of $83 million (36%) was mainly attributable to a 21% increase in the average realized gold price and 13% increase in gold ounces sold. Including El Limon and La Libertad (discontinued operations), consolidated gold revenue was $324 million on sales of 218,437 ounces at an average realized price of $1,482 per ounce.

For full-year 2019, consolidated cash flow provided by operating activities from continuing operations was $449 million compared to $426 million in 2018. Cash flow provided by operating activities (including $43 million from discontinued operations) was $492 million in 2019 compared to $451 million in 2018. At December 31, 2019, the Company had approximately 25,000 ounces of gold sitting at refineries waiting for final processing. Due to the timing of final shipments for the Fekola and Masbate Mines in late December 2019, these ounces were not available for sale until January 2020, when they were sold at an average realized price of $1,568 per ounce for total proceeds of approximately $39 million. In addition, in the fourth quarter of 2019, the Company elected to make a voluntary installment prepayment of Fekola income taxes of $12.5 million. This prepayment will reduce the final installment amount payable in the second quarter of 2020 for Fekola's 2019 income taxes by a corresponding amount of $12.5 million. If the Company had not elected to make this voluntary prepayment of income taxes, cash flow provided by operating activities for 2019 would have totalled $505 million. Total cash income tax payments for 2019, including the final Fekola 2018 taxes due, the Fekola 2018 priority dividend and 2019 corporate tax installments, were $119 million. Based on current assumptions, the Company expects to make cash income tax payments in 2020 of approximately $115 million.

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Cash flow provided by operating activities from continuing operations was $143 million in the fourth quarter of 2019 compared to $71 million in the prior-year quarter, significantly increasing by $72 million (101%), reflecting the significant increase in gold revenue (as a result of higher realized gold prices and sales, as discussed above). Cash flow provided by operating activities (including discontinued operations) was $145 million in the fourth quarter of 2019 compared to $74 million in the fourth quarter of 2018.

For full-year 2019, the Company generated net income of $316 million compared to $45 million in 2018. Net income attributable to the shareholders of the Company was $293 million ($0.29 per share) in 2019 compared to $29 million ($0.03 per share) in 2018. Adjusted net income attributable to the shareholders of the Company was $238 million ($0.23 per share) in 2019 compared to adjusted net income of $141 million ($0.14 per share) in 2018.

Net income for the fourth quarter of 2019 was $182 million compared to a net loss of $50 million for the fourth quarter of 2018. Net income in the fourth quarter of 2019 included a $70 million impairment reversal (net of deferred income taxes) for the Masbate Mine and a $40 million gain recorded on the sale of the Nicaraguan operations to Calibre. For the fourth quarter of 2019, the Company generated net income attributable to the shareholders of the Company of $177 million ($0.17 per share) compared to a net loss attributable to the shareholders of the Company of $59 million (net loss of $0.06 per share) in the fourth quarter of 2018. Adjusted net income attributable to shareholders of the Company in the fourth quarter of 2019 was $69 million ($0.07 per share) compared to $3 million ($0.00 per share) in the fourth quarter of 2018.

Liquidity and Capital Resources

With higher gold production and gold prices forecast for 2020, together with lower forecast unit operating costs, the Company expects cash from operating activities to significantly increase in 2020. Based on current assumptions, including a gold price of $1,500 per ounce, the Company expects to generate cashflows from operating activities of approximately $700 million in 2020.

At December 31, 2019, the Company had cash and cash equivalents of $141 million compared to cash and cash equivalents of $103 million at December 31, 2018. Working capital at December 31, 2019 was $242 million compared to $156 million at December 31, 2018. During 2019, the Company repaid $200 million of the outstanding balance on its RCF. At December 31, 2019, the Company had drawn a total of $200 million under the $600 million RCF, leaving an undrawn and available balance under the RCF of $400 million.

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At December 31, 2019, the Company had total long-term debt of approximately $260 million outstanding, comprised of $200 million drawn under the RCF with the balance of $60 million relating to equipment loans. The Company expects to repay the remaining $200 million of the outstanding RCF balance in 2020, leaving the Company the full amount of the facility of $600 million as undrawn and available by the end of 2020. During 2020, the Company expects to draw down an additional $40 million of funding under its mining fleet loans related to the Fekola expansion fleet and repay approximately $29 million of principal under its existing mining fleet loans over the course of the year.

The Company’s ongoing strategy is to continue to maximize profitable production from its mines, reduce debt, expand the Fekola Mine throughput and annual production, further advance its pipeline of development and exploration projects, evaluate exploration opportunities and to continue paying a dividend.

Quarterly Dividend

On February 27, 2020, B2Gold’s Board of Directors declared a quarterly cash dividend of $0.01 per common share, payable on March 23, 2020 to shareholders of record as of March 9, 2020. This dividend is designated as an “eligible dividend” for the purposes of the Income Tax Act (Canada). Dividends paid by B2Gold to shareholders outside Canada (non-resident investors) will be subject to Canadian non-resident withholding taxes.

As part of the Company’s long-term strategy to maximize shareholder value, B2Gold expects to declare future dividends quarterly at the same level (which on an annualized basis would amount to $0.04 per common share). The declaration and payment of future dividends and the amount of any such dividends will be subject to the determination of the Board of Directors, in its sole and absolute discretion, taking into account, among other things, economic conditions, business performance, financial condition, growth plans, expected capital requirements, compliance with the Company’s constating documents, all applicable laws, including the rules and policies of any applicable stock exchange, as well as any contractual restrictions on such dividends, including any agreements entered into with lenders to the Company, and any other factors that the Board of Directors deems appropriate at the relevant time. There can be no assurance that any dividends will be paid at the intended rate or at all in the future.

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Operations

Mine-by-mine gold production (ounces) in the fourth quarter and full-year 2019 was as follows:

Mine	Q4 2019 Gold Production (ounces)	Full-year 2019 Gold Production (ounces)	Revised Annual Guidance Gold Production (ounces)	Original Annual Guidance Gold Production (ounces)
Fekola	119,243	455,810	445,000 - 455,000	420,000 - 430,000
Masbate	50,741	217,340	200,000 - 210,000	200,000 - 210,000
Otjikoto	58,422	177,966	165,000 - 175,000	165,000 - 175,000
From Continuing Operations	228,406	851,116	810,000 - 840,000	785,000 - 815,000
La Libertad	2,914	71,091	73,000 - 77,700	95,000 - 100,000
El Limon	3,096	47,288	41,800 - 46,100	55,000 - 60,000
From Discontinued Operations (1)	6,010	118,379	114,800 - 123,800	150,000 - 160,000

B2Gold Consolidated (2)	234,416	969,495	924,800 - 963,800	935,000 - 975,000

Equity interest in Calibre (3)	10,724	10,724	10,200 - 11,200	-

Total	245,140	980,219	935,000 - 975,000	935,000 - 975,000

(1)	“Discontinued Operations” includes El Limon’s and La Libertad’s gold production for the period from January 1, 2019 to the date of their sale on October 15, 2019.
(2)	“B2Gold consolidated” production and guidance are presented on a 100% basis.
(3)	“Equity interest in Calibre” represents the Company’s (approximate 34%) indirect share of production from Calibre’s El Limon and La Libertad mines for the stub period from October 15, 2019 to December 31, 2019. B2Gold applies the equity method of accounting for its 34% ownership interest in Calibre.

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Mine-by-mine cash operating costs (on a per ounce of gold produced basis), in the fourth quarter and full-year 2019 were as follows (presented on a 100% basis):

Mine	Q4 2019 Cash Operating Costs ($ per ounce produced)	Full-year 2019 Cash Operating Costs ($ per ounce produced)	2019 Annual Guidance Cash Operating Costs ($ per ounce)
Fekola	$366	$375	$370 - $410
Masbate	$694	$594	$625 - $665
Otjikoto	$379	$461	$520 - $560
From Continuing Operations	$442	$449	$465- $505

La Libertad	$1,037	$1,055	$840 - $880
El Limon	$513	$768	$720 - $760
From Discontinued Operations	$767	$940	$795 - $835

B2Gold Consolidated	$451	$509	$520 - $560

Equity interest in Calibre	$821	$821	$795 - $835

Total	$467	$512	$520 - $560

Mine-by-mine cash operating costs (on a per ounce of gold sold basis) in the fourth quarter and full-year 2019 were as follows (presented on a 100% basis):

Mine	Q4 2019 Cash Operating Costs ($ per ounce sold)	Full-year 2019 Cash Operating Costs ($ per ounce sold)	2019 Annual Guidance Cash Operating Costs ($ per ounce)
Fekola	$386	$380	$370 - $410
Masbate	$667	$589	$625 - $665
Otjikoto	$392	$468	$520 - $560
From Continuing Operations	$451	$452	$465- $505

La Libertad	$783	$1,058	$840 - $880
El Limon	$697	$815	$720 - $760
From Discontinued Operations	$755	$963	$795 - $835

B2Gold Consolidated	$460	$515	$520 - $560

Equity interest in Calibre	$810	$810	$795 - $835

Total	$479	$519	$520 - $560

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Mine-by-mine AISC per ounce (on a per ounce of gold sold basis) in the fourth quarter and full-year 2019 were as follows (presented on a 100% basis):

Mine	Q4 2019 AISC ($ per ounce sold)	Full-year 2019 AISC ($ per ounce sold)	2019 Annual Guidance AISC ($ per ounce)
Fekola	$685	$641	$625 - $665
Masbate	$956	$815	$860 - $900
Otjikoto	$897	$895	$905 - $945
From Continuing Operations	$869	$794	$745 - $785

La Libertad	$1,005	$1,389	$1,150 - $1,190
El Limon	$1,386	$1,257	$1,005 - $1,045
From Discontinued Operations	$1,129	$1,337	$1,095 - $1,135

B2Gold Consolidated	$877	$860	$835 - $875

Equity interest in Calibre	$959	$959	$1,095 - $1,135

Total	$882	$862	$835 - $875

Fekola Gold Mine - Mali

The Fekola Mine in Mali (in its second full-year of commercial production, after achieving commercial production on November 30, 2017), continued its very strong operational performance throughout 2019, producing 455,810 ounces of gold which exceeded the upper limit of its increased guidance range (of between 445,000 and 455,000 ounces). Gold production for the year also increased by 4% (16,742 ounces) over 2018. The operation continued to demonstrate sustained high processing throughput without reduced recoveries.

For full-year 2019, mill throughput was 7.0 million tonnes, exceeding budget by 21% and the prior-year by 25%. The average grade processed was 2.16 grams per tonne ("g/t") together with average gold recoveries of 94.2%. Continuing the trends set in the first-half of the year, processing of ore with favourable metallurgical characteristics (including oxidized saprolite ore) combined with finer than budgeted feed size from the primary crusher (due to a combination of better ore fragmentation in the pit and softer low-grade ore) has allowed for the processing of additional lower grade ore from stockpile and run-of-mine sources, beyond what was originally budgeted. This has resulted in a lower average processed grade, but also a significant increase in gold production along with marginally increased cash operating costs per ounce. Gold tonnage and grade continue to reconcile well with the resource model.

For the fourth quarter 2019, the Fekola Mine produced 119,243 ounces of gold, 11% (11,714 ounces) above original budget and 13% (13,963 ounces) higher than the fourth quarter of 2018. In December 2019, the Fekola Mine exceeded one million ounces of gold production (since the commencement of ore processing began in September 2017), achieving this milestone a full year ahead of the original production schedule (2015 Technical Report).

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For full-year 2019, Fekola’s cash operating costs were $375 per ounce produced ($380 per ounce sold), near the low end of its guidance range (of between $370 to $410 per ounce). Fekola’s AISC for 2019 were $641 per ounce sold, near the mid-point of its guidance range (of between $625 to $665 per ounce). In the fourth quarter of 2019, Fekola’s cash operating costs were $366 per ounce produced ($386 per ounce sold) and AISC were $685 per ounce sold. Fekola’s AISC for the fourth quarter of 2019 included the expected catchup of budgeted sustaining capital at Fekola which was delayed from earlier quarters of 2019.

Capital expenditures totaled $133 million in 2019, including $24 million for the processing mill expansion, $38 million for the mining fleet expansion and $14 million for the solar power plant. The remaining $57 million mainly included $22 million for pre-stripping, $9 million for mobile equipment rebuilds, and $7 million to complete the Fadougou Village relocation. Capital expenditures in the fourth quarter of 2019 totaled $68 million and mainly consisted of $25 million for the mining fleet expansion, $15 million for the processing mill expansion, $14 million for the solar power plant, and $7 million for pre-stripping.

The low-cost Fekola Mine is forecast to produce between 590,000 and 620,000 ounces of gold in 2020, a significant increase of 33% (approximately 150,000 ounces) over 2019. With the significant increase in gold production forecast for 2020 (as well as the planned impact of the new Fekola solar plant once construction is completed), Fekola’s cash operating costs are forecast to significantly decline (by approximately 19% compared to 2019) and be between $285 and $325 per ounce. Fekola’s AISC are also forecast to decline (by approximately 16% compared to 2019) and be between $555 and $595 per ounce.

Fekola Mine Expansion

The Fekola Mine expansion project to increase Fekola’s processing throughput by 1.5 Mtpa to 7.5 Mtpa from an assumed base rate of 6 Mtpa has commenced and is scheduled to be completed by the end of the third quarter of 2020. The processing upgrade will focus on increased ball mill power, with upgrades to other components including a new cyclone classification system, pebble crushers, and additional leach capacity to support the higher throughput and increase of operability. The mining rate at Fekola will also be increased, along with additional mining equipment to accelerate the supply of higher-grade ore to the expanded processing facilities. Construction of the processing expansion commenced in October 2019 and is expected to be completed by the end of the third quarter of 2020. Mining fleet expansion equipment started to arrive on site ahead of schedule in January 2020 and is being commissioned in the first quarter. All expansion materials have been ordered and have begun arriving at site. Installation of steel has commenced and a double tailings lift expansion is underway and will be completed prior to the end of the second quarter of 2020.

Fekola Solar Plant

The Fekola solar plant engineering has been completed, and construction progressed well in the second half of 2019 and remains within budget and on schedule for completion in the third quarter of 2020. Earthworks are more than 90% complete, all major purchase orders have been placed, and installation of the tracker system and solar panels will begin by mid March. The Fekola solar plant will be one of the largest off-grid hybrid solar/Heavy Fuel Oil (“HFO”) plants in the world with a 30 Megawatt (“MW”) solar component combined with 64 MW of HFO and diesel generating capacity. The solar plant will also have a 15.4 MW hour battery component with up to 17.3 MW of discharge power. The project has a four-year payback and is estimated to reduce processing costs by over 7%. HFO consumption is estimated to be reduced by approximately 13.1 million litres per year, eliminating approximately 39,000 tonnes per year of carbon dioxide emissions.

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Masbate Gold Mine - the Philippines

The Masbate Mine in the Philippines achieved another year of out-performance in 2019, producing an annual record 217,340 ounces of gold (2018 - 216,498 ounces), well exceeding the upper limit of its guidance range (of between 200,000 and 210,000 ounces) by 3% (7,340 ounces). Throughout 2019, mining activity was mainly conducted within the Main Vein Pit. Gold production was above budget largely due to higher-than-planned high grade ore tonnage mined from the Main Vein Pit, including ore tonnage from backfilled areas (resulting in higher-than-expected head grade).

For full-year 2019, the average grade processed was 1.16 g/t compared to budget of 1.07 g/t and 1.29 g/t in 2018. Mill throughput was on budget at 8.0 million tonnes (compared to 7.0 million tonnes in 2018) and gold recoveries averaged 73.2% (compared to budget of 75.2% and 75.2% in 2018).

For the fourth quarter 2019, the Masbate Mine produced 50,741 ounces of gold, 7% (3,604 ounces) below budget, due to lower than planned recoveries, resulting from not commencing mining in the Montana Pit in 2019 as originally budgeted. The mining permit for the new Montana Pit was recently received, and mining operations at the pit commenced in mid-February 2020.

For full-year 2019, Masbate’s cash operating costs were $594 per ounce produced ($589 per ounce sold) (guidance was between $625 to $665 per ounce) and AISC were $815 per ounce sold (guidance was between $860 to $900 per ounce), both well below the low end of their respective guidance range, mainly as a result of higher than expected production as well as lower than budgeted mining tonnage and mining costs. In the fourth quarter of 2019, Masbate’s cash operating costs were $694 per ounce produced ($667 per ounce sold) and AISC were $956 per ounce sold. As expected, in the fourth quarter of 2019, cash operating costs were higher than budget as a result of rescheduling production of the ore from the Montana Pit into the first quarter of 2020.

Capital expenditures totaled $26 million in 2019, including mobile equipment purchases and rebuilds of $6 million, processing plant upgrade costs of $6 million and pre-stripping costs of $5 million. Capital expenditures for the fourth quarter of 2019 totaled $5 million, including $1 million for mobile equipment and $1 million of pre-stripping.

The Masbate expansion project for the upgrade of the processing plant to 8.0 Mtpa was completed in early 2019. With the expansion now fully commissioned and online, Masbate's annual gold production is projected to average approximately 200,000 ounces per year during the mining phase and above 100,000 ounces per year when the low-grade stockpiles are processed in the subsequent period after open-pit mining activities have ceased.

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In 2020, the Masbate Mine is forecast to produce between 200,000 and 210,000 ounces of gold at cash operating costs of between $665 to $705 per ounce and AISC of between $965 to $1,005 per ounce.

Otjikoto Gold Mine - Namibia

The Otjikoto Mine in Namibia also had another solid year in 2019, producing 177,966 ounces of gold, exceeding the upper end of its production guidance range (of between 165,000 and 175,000 ounces) by 2% (2,966 ounces), as high grade ore tonnage from the Wolfshag Pit exceeded expectations. Gold production for 2019 also increased by 6% (10,620 ounces) over 2018, as higher grade ore production resumed from the Wolfshag Pit in the second half of the year. Wolfshag ore is forecast to be mined and processed throughout 2020. The Otjikoto Mine continued its remarkable safety performance, extending the number of days without a Lost-Time-Injury to 649 days (5.4 million man-hours) at the end of 2019.

Otjikoto's production for 2019 resulted from processing 3.4 million tonnes (comparable with both budget and 2018) at an average grade of 1.64 g/t (compared to budget of 1.57 g/t and 1.53 g/t in 2018) and average gold recoveries of 98.7% (compared to budget of 98.0% and 98.7% in 2018).

For the fourth quarter of 2019, the Otjikoto Mine produced 58,422 ounces of gold, exceeding budget by 8% (4,419 ounces) and 31% higher than the fourth quarter of 2018, due to the high-grade ore from the Wolfshag Pit.

For full-year 2019, Otjikoto’s cash operating costs were $461 per ounce produced ($468 per ounce sold) (guidance was between $520 to $560 per ounce) and AISC were $895 per ounce sold (guidance was between $905 to $945 per ounce), both below the low end of their respective guidance range, reflecting higher than expected production as well as lower than budgeted fuel and reagent prices, a weaker Namibian dollar compared to the US dollar and higher than expected capitalized pre- stripping. In the fourth quarter of 2019, Otjikoto’s cash operating costs were $379 per ounce produced ($392 per ounce sold) and AISC were $897 per ounce sold and included the impact of stripping costs for Wolfshag Pit (Phase 3) which were delayed from earlier quarters.

Capital expenditures totaled $56 million in 2019, primarily consisting of $37 million for pre-stripping for the Wolfshag Pit (Phases 2 and 3), $14 million in mobile equipment rebuilds and replacements and $2 million for the powerplant rebuild. Capital expenditures for the fourth quarter of 2019 totaled $22 million primarily consisting of $13 million for pre-stripping, $6 million in mobile equipment rebuilds and replacements and $2 million for the powerplant rebuild.

In 2020, the Otjikoto Mine is forecast to produce between 165,000 and 175,000 ounces of gold at cash operating costs of between $480 and $520 per ounce and AISC of between $1,010 to $1,050 per ounce.

Development

Gramalote Project - Colombia

On December 23, 2019, the Company and AngloGold Ashanti Limited (“AGA”) entered into an amended and restated shareholders agreement, under which B2Gold agreed to sole fund the first $13.9 million of 2020 budgeted expenditures on the Gramalote Project in Colombia, following which B2Gold and AGA will each hold a 50% ownership interest in the joint venture (currently 48.3% B2Gold and 51.7% AGA) and B2Gold would continue its role of manager of the Gramalote joint venture, which it assumed on January 1, 2020. The parties will continue to have equal representation on the joint venture management committee. Following the expenditure of the sole fund amount, each joint venture partner will fund its share of expenditures pro rata.

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B2Gold and AGA have agreed on a budget for the feasibility study on the Gramalote Project of approximately $37.4 million through the end of 2020. This budget will fund 42,500 metres of infill drilling to confirm and upgrade the existing Inferred Mineral Resources to the Indicated category, and 7,645 metres of geotechnical drilling for site infrastructure. The Company currently expects to complete all drilling by the end of May 2020. In addition, the budget will fund feasibility work including an updated mineral resource estimate, detailed mine planning, additional environmental studies, metallurgical test work, engineering and detailed economic analysis.

B2Gold, as manager, plans to continue the feasibility work with the goal of completing a final feasibility study by December 31, 2020. Due to the amount of work completed by AGA over the past several years, including extensive testing programs, the work with local communities and small miners, and the high level of engineering performed in 2017 for an internal study, the work remaining to reach final feasibility is not extensive. The main work program for feasibility is infill drilling to confirm and upgrade the Inferred Mineral Resources to the Indicated category.

On January 21, 2020, the Company announced positive results from the updated Gramalote PEA for the Gramalote Ridge deposit at the Gramalote Project. Based on the positive results from the Gramalote PEA, the Company believes that the Gramalote Project has the potential to become a large, low-cost open-pit gold mine, subject to completion of ongoing infill drilling, which commenced in November 2019, and the results of a final feasibility study expected by the end of 2020.

The Gramalote Project has several key infrastructure advantages, including: reliable water supply - high rainfall region and located next to the Nus River; adjacent to a national highway, which connects directly to Medellin and to a major river with port facilities, capable of bringing supplies by barge to within 70 kilometres of the site; proximity to the national electricity grid with ample low-cost power and a stable record of hydroelectric power; and a skilled labour workforce within Colombia. In addition, B2Gold expects the Gramalote Project to benefit from several key operational advantages, including: excellent metallurgical characteristics of the ore, which results in high recovery rates at low processing costs; relatively low strip ratio in the mine; and ability to mine and process higher grade ore in the initial years of the mine life resulting in improved project economics.

Summary and Outlook

For B2Gold, 2019 was another record year, with record consolidated gold production of 980,219 ounces including record annual production from the large, low-cost Fekola Mine in Mali and the Masbate Mine in the Philippines. Cash flows from operations totalled a record $492 million, a product of the Company's record annual gold production, ongoing disciplined cost control at all projects and higher realized gold prices in 2019. B2Gold has also continued to execute on its financial strategy of using debt and operating cash flow from existing operations rather than equity to fund the construction of the Fekola and Otjikoto mines. B2Gold utilized its cash flows from operations to reduce total debt, including equipment loans and leases, by $220 million, from approximately $480 million at the beginning of the year to $260 million by year-end. The Company also reinforced its commitment to maximizing shareholder value by declaring its first quarterly dividend in the fourth quarter of 2019 and announcing its intention to maintain the payment of a quarterly dividend going forward. Payment of a dividend is the culmination of the Company's rapid and successful growth from an exploration Company to a successful, globally-diverse producer and marks the achievement of another of the Company's strategic objectives which was to become a sustainable, low-cost producer that utilizes cash flow to continue growth and to pay a dividend to its shareholders. B2Gold ended 2019 with cash and cash equivalents of $141 million.

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In 2019, the Company completed infill drilling of the Fekola deposit, converting Mineral Resources from Inferred category to Indicated. Additional exploration drilling has continued to expand the Fekola mineralization to the north and remains open. Exploration drilling also continues on the highly prospective Anaconda zones, 20 km north of Fekola and the Cardinal zone, west of Fekola. Following a very successful year for exploration in 2019, the Company is planning another year of aggressive exploration in 2020 with a budget of approximately $51 million (excluding drilling included in the Gramalote joint venture budget), focusing predominantly in West Africa, as well as the other operating mine sites in Namibia and the Philippines with a budget of $33 million. The Company has also allocated a further $18 million for its grassroots exploration programs for 2020.

On October 15, 2019, the Company completed a restructuring of its interests in its Nicaraguan Assets by closing a deal with Calibre, whereby Calibre acquired El Limon and La Libertad mines in return for gross consideration totaling $100 million (plus additional working capital adjustments of approximately $18 million) of which $40 million was received in Calibre common shares. The Company still currently retains an approximate 34% indirect interest in the Nicaraguan Assets through its equity interest in Calibre and will continue to share in any exploration success or economic upside realized for those operations.

Late in 2019, the Company and AGA signed an amended and restated shareholders agreement, under which B2Gold agreed to sole fund the next $13.9 million of expenditures on the Gramalote Project, following which B2Gold and AGA will each hold a 50% ownership interest in the joint venture. On January 1, 2020, B2Gold assumed the role of manager of the Gramalote joint venture. The Company recently released the positive Gramalote PEA for Gramalote Ridge and expects to complete a final feasibility study by December 31, 2020. Based on the positive results from the Gramalote PEA, B2Gold believes that the Gramalote Project has the potential to become a large, low-cost open-pit gold mine, subject to completion of ongoing infill drilling and the results of a final feasibility study expected by the end of 2020.

For 2020, B2Gold remains well positioned for continued strong operational and financial performance with production guidance of between 1,000,000 and 1,055,000 ounces of gold (including attributable ounces of between 45,000 and 50,000 from Calibre) with forecast cash operating costs of between $415 and $455 per ounce and all-in sustaining costs of between $780 and $820 per ounce. In addition, the Company is on schedule to realize a significant increase in gold production from the Fekola Mine in 2020 (approximately 600,000 ounces) based on the addition of a larger mining fleet and the optimization of the mining sequence. B2Gold's construction team is on schedule to complete the Fekola mill expansion in the third quarter of 2020, which will significantly increase mill throughput, yielding projected annual production averaging 550,000 ounces of gold over the next five years based on current assumptions.

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Looking forward through 2020 and beyond, the Company will continue to execute on its strategic objectives. The Company's ongoing strategy is to continue to maximize profitable production from its mines, reduce debt, expand the Fekola Mine throughput and annual production, further advance its pipeline of development and exploration projects, evaluate exploration opportunities and continue to pay a dividend.

Qualified Persons

Peter D. Montano, P.E., the Project Director of B2Gold, a qualified person under NI 43-101, has approved the scientific and technical information related to operations matters contained in this news release.

John Rajala, Vice President of Metallurgy at B2Gold, a qualified person under NI 43-101, has approved the scientific and technical information regarding engineering matters related to Fekola expansion studies.

Tom Garagan, Senior Vice President of Exploration of B2Gold, a qualified person under NI 43-101, has approved the scientific and technical information regarding exploration matters contained in this news release.

Fourth Quarter and Year-End 2019 Financial Results - Conference Call / Webcast Details

B2Gold executives will host a conference call to discuss the results on Friday, February 28, 2020, at 10:00 am PST/1:00 pm EST. You may access the call by dialing the operator at +1 647-788-4919 (local or international) or toll free at +1 877-291-4570 prior to the scheduled start time or you may listen to the call via webcast by clicking here: https://www.webcaster4.com/Webcast/Page/1493/32857. A playback version will be available for two weeks after the call at +1 416-621-4642 (local or international) or toll free at +1 800-585-8367 (passcode 9581203).

On Behalf of B2GOLD CORP.

“Clive T. Johnson”

President and Chief Executive Officer

For more information on B2Gold please visit the Company website at www.b2gold.com or contact:

Ian MacLean	Katie Bromley
Vice President, Investor Relations	Manager, Investor Relations & Public Relations
604-681-8371	604-681-8371
imaclean@b2gold.com	kbromley@b2gold.com

The Toronto Stock Exchange and NYSE American LLC neither approve nor disapprove the information contained in this news release.

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Production results and production guidance presented in this news release reflect the total production at the mines B2Gold operates on a 100% basis. Please see our Annual Information Form, dated March 19, 2019 for a discussion of our ownership interest in the mines B2Gold operates. In respect of La Libertad and El Limon, production is presented on a 100% basis for the period to October 15, 2019 and on a 34% attributed basis thereafter (to reflect B2Gold’s approximate current ownership interest in Calibre).

This news release includes certain “forward-looking information” and “forward-looking statements” (collectively “forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation, including: projections; outlook; guidance; forecasts; estimates; and other statements regarding future or estimated financial and operational performance, gold production and sales, revenues and cash flows, and capital costs (sustaining and non-sustaining) and operating costs, including projected cash operating costs and AISC, and budgets on a consolidated and mine by mine basis; statements regarding future or estimated mine life, metal price assumptions, ore grades or sources, gold recovery rates, stripping ratios, throughput, ore processing; statements regarding anticipated exploration, drilling, development, construction, permitting and other activities or achievements of B2Gold; and including, without limitation: the potential payment of future dividends, including the timing and amount of any such dividends, and the expectation that quarterly dividends will be maintained at the same level; B2Gold generating operating cashflows of approximately $700 million in 2020; the estimated tax payments in 2020 and the estimated Fekola 2019 priority dividend and 2020 corporate tax installments; the anticipated repayment of $200 million of the outstanding RCF balance in 2020 and the availability of the facility; the anticipated repayment and amount of additional drawdowns under equipment loans; remaining well positioned for continued strong operational and financial performance for the full-year of 2020; projected gold production, cash operating costs and AISC on a consolidated and mine by mine basis in 2020, including total consolidated gold production of between 1,000,000 and 1,055,000 ounces in 2020 with cash operating costs of between $415 and $455 per ounce and AISC of between $780 and $820 per ounce; annual consolidated gold production forecast to average 950,000 ounces between 2020 and 2024 with AISC averaging $825 per ounce; the results of the Fekola PEA and the completion of the expansion at Fekola and the timing and results thereof; the realization of a significant increase in gold production from Fekola in 2020; the anticipated cost, timing, payback and results for the addition of a solar plant to the Fekola Mine; projected decreases in cash costs and AISC at Fekola; the development of the Wolfshag underground mine at Otjikoto, including the results of such development and the costs and timing thereof; the completion and results of a feasibility study at Gramalote and its potential to become a large low-cost open pit gold mine; production levels and B2Gold’s attributable share at El Limon and La Libertad; planned exploration and exploration budgets in 2020; and B2Gold’s strategy to maximize profitable production from its mines, reduce debt, expand the Fekola Mine throughput and annual gold production, advance its pipeline of development and exploration projects and evaluate exploration opportunities. Estimates of mineral resources and reserves are also forward-looking statements because they constitute projections regarding the amount of minerals that may be encountered in the future and/or the anticipated economics of production, should a production decision be made. All statements in this news release that address events or developments that we expect to occur in the future are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by words such as “expect”, “plan”, “anticipate”, “project”, “target”, “potential”, “schedule”, “forecast”, “budget”, “estimate”, “intend” or “believe” and similar expressions or their negative connotations, or that events or conditions “will”, “would”, “may”, “could”, “should” or “might” occur. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made.

Forward-looking statements necessarily involve assumptions, risks and uncertainties, certain of which are beyond B2Gold’s control, including risks associated with or related to: the volatility of metal prices and B2Gold’s common shares; changes in tax laws; the dangers inherent in exploration, development and mining activities; the uncertainty of reserve and resource estimates; not achieving production, cost or other estimates; actual production, development plans and costs differing materially from the estimates in B2Gold’s feasibility and other studies; the ability to obtain and maintain any necessary permits, consents or authorizations required for mining activities; the current ongoing instability in Nicaragua and the ramifications thereof; environmental regulations or hazards and compliance with complex regulations associated with mining activities; climate change and climate change regulations; the ability to replace mineral reserves and identify acquisition opportunities; the unknown liabilities of companies acquired by B2Gold; the ability to successfully integrate new acquisitions; fluctuations in exchange rates; the availability of financing; financing and debt activities, including potential restrictions imposed on B2Gold’s operations as a result thereof and the ability to generate sufficient cash flows; operations in foreign and developing countries and the compliance with foreign laws, including those associated with operations in Mali, Namibia, the Philippines, Colombia and Burkina Faso and including risks related to changes in foreign laws and changing policies related to mining and local ownership requirements or resource nationalization generally; remote operations and the availability of adequate infrastructure; fluctuations in price and availability of energy and other inputs necessary for mining operations; shortages or cost increases in necessary equipment, supplies and labour; regulatory, political and country risks, including local instability or acts of terrorism and the effects thereof; the reliance upon contractors, third parties and joint venture partners; the lack of sole decision-making authority related to Filminera Resources Corporation, which owns the Masbate Project; challenges to title or surface rights; the dependence on key personnel and the ability to attract and retain skilled personnel; the risk of an uninsurable or uninsured loss; adverse climate and weather conditions; litigation risk; competition with other mining companies; community support for B2Gold’s operations, including risks related to strikes and the halting of such operations from time to time; conflicts with small scale miners; failures of information systems or information security threats; the final outcome of the audit by the Philippines Department of Environment and Natural Resources in relation to the Masbate Project; the outcome of the ongoing tax assessment by the Colombian Tax Office (DIAN) in respect of the Gramalote property; the ability to maintain adequate internal controls over financial reporting as required by law, including Section 404 of the Sarbanes-Oxley Act; compliance with anti-corruption laws, and sanctions or other similar measures; social media and B2Gold’s reputation; risks affecting Calibre having an impact on the value of the Company’s investment in Calibre and changes to, including potential dilution of, our equity interest in Calibre; as well as other factors identified and as described in more detail under the heading “Risk Factors” in B2Gold’s most recent Annual Information Form, B2Gold’s current Form 40-F Annual Report and B2Gold’s other filings with Canadian securities regulators and the U.S. Securities and Exchange Commission (the “SEC”), which may be viewed at www.sedar.com and www.sec.gov, respectively (the “Websites”). The list is not exhaustive of the factors that may affect B2Gold’s forward-looking statements.

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B2Gold’s forward-looking statements are based on the applicable assumptions and factors management considers reasonable as of the date hereof, based on the information available to management at such time. These assumptions and factors include, but are not limited to, assumptions and factors related to B2Gold’s ability to carry on current and future operations, including: development and exploration activities; the timing, extent, duration and economic viability of such operations, including any mineral resources or reserves identified thereby; the accuracy and reliability of estimates, projections, forecasts, studies and assessments; B2Gold’s ability to meet or achieve estimates, projections and forecasts; the availability and cost of inputs; the price and market for outputs, including gold; foreign exchange rates; taxation levels; the timely receipt of necessary approvals or permits; the ability to meet current and future obligations; the ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions; and other assumptions and factors generally associated with the mining industry.

B2Gold’s forward-looking statements are based on the opinions and estimates of management and reflect their current expectations regarding future events and operating performance and speak only as of the date hereof. B2Gold does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change other than as required by applicable law. There can be no assurance that forward-looking statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits or liabilities B2Gold will derive therefrom. For the reasons set forth above, undue reliance should not be placed on forward-looking statements.

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Non-IFRS Measures

This news release includes certain terms or performance measures commonly used in the mining industry that are not defined under International Financial Reporting Standards (“IFRS”), including “cash operating costs”, “all-in sustaining costs” (or “AISC”) and “consolidated gold revenue”. Non-IFRS measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS and should be read in conjunction with B2Gold’s consolidated financial statements. Readers should refer to B2Gold’s Management Discussion and Analysis, available on the Websites, under the heading “Non-IFRS Measures” for a more detailed discussion of how B2Gold calculates certain of such measures and a reconciliation of certain measures to IFRS terms.

Cautionary Note to United States Investors

The disclosure in this news release was prepared in accordance with Canadian National Instrument 43-101 (“NI 43-101”), which differs significantly from the current requirements of the SEC set out in Industry Guide 7. Accordingly, such disclosure may not be comparable to similar information made public by companies that report in accordance with Industry Guide 7. In particular, this news release may refer to “mineral resources,” “indicated mineral resources” or “inferred mineral resources”. While these categories of mineralization are recognized and required by Canadian securities laws, they are not recognized by Industry Guide 7 and have not historically been permitted to be disclosed in SEC filings by U.S. companies subject to Industry Guide 7. U.S. investors are cautioned not to assume that any part of a “mineral resource,” “indicated mineral resource” or “inferred mineral resource” will ever be converted into a “reserve.” In addition, this news release uses the terms “reserves” and “mineral reserves” which are reported by the Company under Canadian standards and may not qualify as reserves under Industry Guide 7. Under Industry Guide 7, mineralization may not be classified as a “reserve” unless the mineralization can be economically and legally extracted or produced at the time the “reserve” determination is made. Accordingly, information contained or referenced in this news release containing descriptions of the Company’s mineral deposits may not be compatible to similar information made public by U.S. companies subject to the reporting and disclosure requirements of Industry Guide 7. “Inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian reporting standards; however, Industry Guide 7 normally only permits issuers to report mineralization that does not constitute “reserves” by Industry Guide 7 standards as in-place tonnage and grade without reference to unit measures. Further, while NI 43-101 permits companies to disclose economic projections contained in preliminary economic assessments and pre-feasibility studies, which are not based on “reserves”, U.S. companies subject to Industry Guide 7 have not generally been permitted to disclose economic projections for a mineral property in their SEC filings prior to the establishment of “reserves.” Historical results or feasibility models presented herein are not guarantees or expectations of future performance.

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B2GOLD CORP.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Expressed in thousands of United States dollars, except per share amounts)

(Unaudited)

	For the three months ended Dec. 31, 2019	For the three months ended Dec. 31, 2018	For the twelve months ended Dec. 31, 2019	For the twelve months ended Dec. 31, 2018

Gold revenue	$313,659	$230,910	$1,155,637	$1,051,424

Cost of sales
Production costs	(95,502)	(82,345)	(374,178)	(350,445)
Depreciation and depletion	(67,717)	(59,212)	(251,309)	(248,198)
Royalties and production taxes	(22,153)	(16,916)	(79,693)	(72,060)
Total cost of sales	(185,372)	(158,473)	(705,177)	(670,703)

Gross profit	128,287	72,437	450,460	380,721

General and administrative	(17,559)	(19,685)	(54,558)	(51,293)
Share-based payments	(3,689)	(4,550)	(17,139)	(18,313)
Reversal of impairment (impairment) of long-lived assets, net	100,477	-	100,477	(18,186)
Gain on sale of Nicaraguan Group	40,129	-	40,129	-
Write-down of mineral property interests	(4,953)	(4,119)	(7,277)	(4,618)
(Provision for) recovery of non-recoverable input taxes	(313)	(250)	57	818
Community relations	(807)	(1,515)	(3,227)	(4,214)
Share of net income of associate	1,114	-	1,114	-
Foreign exchange (losses) gains	(1,891)	(374)	1,633	4,147
Other	(1,128)	(1,977)	(3,661)	(2,948)
Operating income	239,667	39,967	508,008	286,114

Unrealized gain on fair value of convertible notes	-	-	-	10,651
Interest and financing expense	(4,910)	(7,026)	(26,550)	(30,645)
Gain (loss) on derivative instruments	2,404	(11,708)	1,580	412
Other	(85)	321	(649)	596
Income from continuing operations before taxes	237,076	21,554	482,389	267,128
Current income tax, withholding and other taxes	(30,076)	(18,873)	(114,449)	(103,937)
Deferred income tax expense	(28,298)	(996)	(59,081)	(28,424)
Net income from continuing operations	178,702	1,685	308,859	134,767
Net income (loss) from discontinued operations attributable to shareholders of the Company	3,711	(51,361)	6,982	(89,646)
Net income (loss) for the period	$182,413	$(49,676)	$315,841	$45,121

Attributable to:
Shareholders of the Company	$177,414	$(58,948)	$293,382	$28,938
Non-controlling interests	4,999	9,272	22,459	16,183
Net income (loss) for the period	$182,413	$(49,676)	$315,841	$45,121

Earnings (loss) per share from continuing operations (attributable to shareholders of the Company)
Basic	$0.17	$(0.01)	$0.28	$0.12
Diluted	$0.17	$(0.01)	$0.28	$0.10

Earnings (loss) per share (attributable to shareholders of the Company)
Basic	$0.17	$(0.06)	$0.29	$0.03
Diluted	$0.17	$(0.06)	$0.29	$0.02

Weighted average number of common shares outstanding (in thousands)
Basic	1,027,001	991,293	1,014,100	986,755
Diluted	1,038,672	991,293	1,022,915	1,047,368

B2GOLD CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of United States dollars)

(Unaudited)

	For the three months ended Dec. 31, 2019	For the three months ended Dec. 31, 2018	For the twelve months ended Dec. 31, 2019	For the twelve months ended Dec. 31, 2018
Operating activities
Net income from continuing operations for the period	$178,702	$1,685	$380,859	$134,767
Mine restoration provisions settled	-	(374)	(124)	(374)
Non-cash charges, net	(33,567)	73,066	187,720	277,626
Changes in non-cash working capital	(277)	(3,666)	(45,049)	12,390
Changes in long-term value added tax receivables	(2,293)	619	(1,968)	1,893
Cash provided by operating activities of continuing operations	142,565	71,330	449,438	426,302
Cash provided by operating activities of discontinued operations	2,340	2,815	42,535	24,565
Cash provided by operating activities	144,905	74,145	491,973	450,867

Financing activities
Revolving credit facility, drawdowns net of transaction costs	-	25,000	(5,574)	250,000
Repayment of revolving credit facility	(100,000)	(25,000)	(200,000)	(200,000)
Equipment loan facilities, drawdowns net of transaction costs (Note 9)	-	3,269	3,463	32,117
Repayment of equipment loan facilities	(5,907)	(7,207)	(24,140)	(27,670)
Repayment of convertible notes	-	(258,750)	-	(258,750)
Common shares issued for cash on exercise of stock options (Note 10)	9,319	7,348	72,932	22,805
Dividends paid	(10,268)	-	(10,268)	-
Interest and commitment fees paid	(4,207)	(10,679)	(22,373)	(36,842)
Principal payments on lease arrangements	(842)	-	(3,146)	-
Restricted cash movement	(1,069)	758	(2,593)	(621)
Other	-	(178)	-	(566)
Cash used by financing activities of continuing operations	(112,974)	(265,439)	(191,699)	(219,527)
Cash used by financing activities of discontinued operations	(40)	(181)	(364)	(982)
Cash used by financing activities	(113,014)	(265,620)	(192,063)	(220,509)

Investing activities
Expenditures on mining interests:
Fekola Mine	(68,130)	(14,983)	(132,847)	(68,520)
Masbate Mine	(5,205)	(14,412)	(25,894)	(47,905)
Otjikoto Mine	(21,633)	(9,452)	(56,085)	(50,831)
Gramalote Project	(2,140)	(9)	(5,187)	(6,049)
Other exploration and development	(10,941)	(11,325)	(41,147)	(48,555)
Cash proceeds from sale of Nicaraguan Group, net of transaction costs	51,530	-	51,530	-
Other	890	(200)	1,271	538
Cash used by investing activities of continuing operations	(55,629)	(50,381)	(208,359)	(221,322)
Cash used by investing activities of discontinued operations	(2,141)	(9,996)	(54,431)	(52,146)
Cash used by investing activities	(57,770)	(60,377)	(262,790)	(273,468)

(Decrease) increase in cash and cash equivalents	(25,879)	(251,852)	37,120	(43,110)

Effect of exchange rate changes on cash and cash equivalents	1,311	(237)	724	(1,606)
Cash and cash equivalents, beginning of period	165,164	354,841	102,752	147,468
Cash and cash equivalents, end of period	$140,596	$102,752	$140,596	$102,752

B2GOLD CORP.

CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of United States dollars)

	As at December 31, 2019	As at December 31, 2018
Assets
Current
Cash and cash equivalents	$140,596	$102,752
Accounts receivable, prepaids and other	37,890	12,651
Value-added and other tax receivables	11,070	13,657
Inventories	217,923	233,971
Assets classified as held for sale	22,021	-
	429,500	363,031

Long-term investments	2,816	4,155
Value-added tax receivables	25,153	22,185
Mining interests
Owned by subsidiaries	2,046,731	2,035,097
Investments in joint ventures and associates	130,736	72,078
Other assets	46,799	40,351
Deferred income taxes	1,336	10,907
	$2,683,071	$2,547,804
Liabilities
Current
Accounts payable and accrued liabilities	$83,370	$80,318
Current income and other taxes payable	53,396	66,904
Current portion of long-term debt	26,030	25,008
Current portion of prepaid sales	-	30,000
Current portion of mine restoration provisions	-	3,170
Other current liabilities	2,266	1,850
	165,062	207,250

Long-term debt	235,821	454,527
Mine restoration provisions	75,419	114,051
Deferred income taxes	145,590	103,384
Employee benefits obligation	4,736	12,063
Other long-term liabilities	4,791	3,676
	631,419	894,951
Equity
Shareholders’ equity
Share capital
Issued: 1,030,399,987 common shares (Dec 31, 2018 - 994,621,917)	2,339,874	2,234,050
Contributed surplus	56,685	70,889
Accumulated other comprehensive loss	(145,071)	(146,153)
Deficit	(261,245)	(547,839)
	1,990,243	1,610,947
Non-controlling interests	61,409	41,906
	2,051,652	1,652,853
	$2,683,071	$2,547,804